NEWS RELEASE

INTEROIL ANNOUNCES FIRST QUARTER 2010 FINANCIAL RESULTS

Cairns, Australia and Houston, TX — May 12, 2010 - InterOil Corporation (NYSE:IOC) (POMSoX:IOC) today reported financial results for the first quarter ended March 31, 2010.

First Quarter 2010 and Recent Highlights

•	Balance sheet and liquidity remain strong with cash, cash equivalents and cash restricted of $75.8 million as at March 31, 2010.

•
GLJ Petroleum Consultants, InterOil’s independent resource evaluator, provided a resource estimate for the Elk and Antelope fields with a best case contingent resource estimate of 8.1 Tcf of natural gas and 156.5 million barrels of condensate (9.1 Tcfe) gross to InterOil. (see note below regarding Resource Information)

•
On April 15, 2010 InterOil entered into a preliminary works joint venture and preliminary works financing agreement with Mitsui & Co. to progress our proposed condensate stripping venture for the Elk and Antelope fields.

InterOil Chief Executive Officer Phil Mulacek commented, “InterOil’s track record of success is continuing with the work being undertaken to develop a condensate stripping facility with Mitsui.  Having established a resource base, our next step is to monetize it, and we’re working diligently towards that and towards delivering on our overall strategic plan.   Our efforts are being supported by positive macroeconomic, tax, and sector trends.”

Corporate Financial Results
InterOil recorded a net loss for the first quarter ended March 31, 2010 of $3.1 million, compared with a net profit of $2.6 million for the same period in 2009, a $5.8 million reduction compared to the equivalent quarter in the prior year.  Our corporate, refining and downstream distribution operating businesses derived a net profit for the quarter of $4.0 million, while the upstream and midstream liquefaction development businesses realised a net loss of $7.1 million.

InterOil’s earnings before interest taxes, depreciation and amortization (“EBITDA”) for the quarter ended March 31, 2010 was $4.9 million, compared with $10.9 million in the same quarter of 2009, a reduction of $6.0 million.  Sales and operating revenue increased by $16.7 million from $160.8 million in the quarter ended March 31, 2009 to $177.5 million in the quarter ended March 31, 2010.

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Business Segment Results
Upstream - During the quarter, InterOil completed logging in the vertical section of the Antelope-2 well after reaching total depth on January 30, 2010.  After logging, the Company conducted operations to drill a horizontal sidetrack within the Antelope-2 wellbore in order to further evaluate the lateral variability, condensate ratio and flow capacity of the lower interval of the reservoir. Certain technical difficulties have delayed the drilling of this sidetrack which is still being undertaken.  In February, InterOil announced the purchase of a second drilling rig, built by Parker Drilling, for approximately $4.5 million.  The rig is to be transported to PNG during the second quarter of 2010.  Additionally, the development seismic program was completed over the Antelope structure during the quarter.  This work consisted of 100 km of 2D acquisition to further define the Antelope structure to help select the locations of development wells in the field.

InterOil’s Upstream business generated a net loss of $6.2 million in the first quarter of 2010 compared with a loss of $2.1 million in the comparable quarter a year ago.  The greater loss was mainly due to increased administration and interest expenses, as well as higher professional consulting costs related to the asset sale process being undertaken to underpin development of the proposed Midstream Liquefaction facility.

Midstream Refining – Total refinery throughput for the quarter was 25,971 barrels per operating day, compared with 22,616 barrels for the same period in 2009.  Capacity utilization for this quarter, based on 36,500 barrels per day operating capacity, was 54% compared with 52% in the same quarter of 2009.

The Company’s Midstream Refining operations generated a net loss of $0.1 million in the first quarter of 2010 versus a profit of $10.3 million in the year ago quarter.  The variance is largely due to crude purchases in late November 2009 being made at high Tapis prices compared with global benchmarks, while the refined products from this cargo being sold during the quarter ended March 31, 2010 when the Tapis prices were lower, resulting in reduced margins.

Midstream Liquefaction – InterOil is proceeding with its program to sell a portion of its interests in its Elk and Antelope fields, and in the proposed Midstream Liquefaction plant to underpin the commercialization of its gas resources.

The Company’s Midstream Liquefaction business generated a loss of $0.9 million in the 2010 first quarter compared to a loss of $2.6 million in the same period a year ago.  Since the execution of the LNG Project Agreement with the Independent State of Papua New Guinea in December 2009, all project related direct costs, other than overhead and other costs that are incurred in the normal course of running the business, have been capitalized.

Downstream - Total Downstream sales volumes for the first quarter of 2010 were 144 million liters compared with 134 million liters during the first quarter of 2009.  During the quarter ended March 31, 2010, we signed an additional supply contract with PNG Power Limited, which is a fully integrated power authority in PNG, to supply approximately 26 million liters of fuel per annum. We expect delivery under this agreement to commence in the third quarter of 2010 once a new power plant in PNG goes online.  A new three year supply contract has also been signed for the supply of fuel for the Ramu Nickel project, a nickel mine and ore refinery project in PNG.  Fuel volumes forecast by the project amount to approximately 30 million liters per year during the construction phase, increasing as the project enters into production in the latter half of 2011.

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InterOil’s Downstream operations generated a net profit of $0.7 million in the 2010 first quarter, marginally less than the profit of $1.0 million generated in the first quarter of 2009.

Corporate - The Corporate segment generated a first quarter net profit of $3.5 million in 2010 (2009 – profit of $0.4 million), primarily a result of reduced interest expenses due to mandatory conversion in June 2009 on the remaining portion of the $95.0 million debentures issued in May 2008.

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Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

Quarters ended
($ thousands except per share	2010	2009				2008
data)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Upstream	998	1,027	1,011	660	611	487	698	895
Midstream – Refining	152,093	173,438	141,295	114,347	145,523	194,617	216,750	197,864
Midstream – Liquefaction	0	0	1	2	4	23	35	19
Downstream	109,687	118,270	107,712	85,472	78,572	128,540	172,528	140,467
Corporate	12,093	10,539	10,087	8,640	7,753	9,591	8,415	8,334
Consolidation entries	(96,052)	(93,971)	(86,509)	(60,625)	(70,801)	(114,691)	(134,695)	(102,565)
Sales and operating revenues	178,819	209,303	173,597	148,496	161,662	218,567	263,731	245,014
Upstream	(1,964)	574	(29,097)	(669)	(469)	(2,483)	231	10,164
Midstream – Refining	4,402	8,492	8,199	14,134	14,747	(13,976)	17,516	16,329
Midstream – Liquefaction	(563)	(1,200)	(2,119)	(1,379)	(2,361)	(2,501)	(1,570)	(1,784)
Downstream	4,492	4,391	6,542	4,150	3,241	(7,244)	610	7,893
Corporate	4,402	1,765	1,980	1,897	3,051	226	764	(2,155)
Consolidation entries	(5,910)	(4,884)	(4,092)	(278)	(7,285)	(2,865)	(737)	(3,093)
EBITDA (1)	4,859	9,138	(18,587)	17,855	10,924	(28,843)	16,814	27,354
Upstream	(6,182)	(3,626)	(31,392)	(2,382)	(2,133)	(4,003)	(1,039)	9,188
Midstream – Refining	(74)	18,070	3,762	9,624	10,350	(19,490)	12,660	11,344
Midstream – Liquefaction	(911)	(1,591)	(2,481)	(1,765)	(2,552)	(2,597)	(1,677)	(1,909)
Downstream	671	2,371	3,440	1,742	964	(5,901)	(886)	3,383
Corporate	3,544	3,036	1,602	(677)	349	(2,275)	(1,759)	(5,164)
Consolidation entries	(191)	1,047	(237)	2,894	(4,332)	37	1,928	(1,241)
Net profit/(loss)	(3,143)	19,307	(25,306)	9,436	2,646	(34,229)	9,227	15,601
Net profit/(loss) per share (dollars)
Per Share – Basic	(0.07)	0.45	(0.60)	0.25	0.07	(0.96)	0.26	0.48
Per Share – Diluted	(0.07)	0.43	(0.60)	0.24	0.07	(0.96)	0.22	0.40

Balance Sheet and Liquidity
InterOil closed the first quarter of 2010 with cash, cash equivalents and cash restricted totalling $75.8 million as at March 31, 2010 (March 2009 - $60.0 million), of which $34.6 million is restricted (March 2009 - $17.4 million).  We also had working capital facilities in the aggregate of $237.5 million, with $62.9 million available for use in our Midstream Refining operations, and $47.5 million available for use in our Downstream business.

Our debt-to-capital ratio (long term debt/(shareholders’ equity + long term debt)) was reduced to 11% in March 2010 from 36% in March 2009.  This reduction in gearing was mainly due to the conversion during 2009 of the remaining $65 million outstanding of the $95.0 million principal amount 8% convertible subordinated debentures issued in May 2008, plus the registered direct offering of 2,013,815 common shares conducted in June 2009, which raised gross proceeds of $70.4 million.

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Summary of Debt Facilities
Summarized below are the debt facilities available to us and the balances outstanding as at March 31, 2009.

Organization	Facility	Balance outstanding March 31,2010		Maturity date
OPIC secured loan	$53,500,000	$53,500,000		December 2015
BNP Paribas working capital facility	$190,000,000	$25,164,539	(1)	December 2010
Westpac working capital facility facility	$29,200,000	$0		October 2011
BSP working capital facility	$18,250,000	$0		October 2010

(1)	Excludes letters of credit totaling $101.9 million.

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InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

		As at
	March 31,	December 31,	March 31,
	2010	2009	2009
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	41,227,706	46,449,819	42,644,319
Cash restricted (note 7)	28,000,507	22,698,829	17,100,097
Trade receivables (note 8)	73,230,376	61,194,136	41,437,218
Other assets	640,262	639,646	1,499,007
Inventories (note 9)	85,587,122	70,127,049	73,669,643
Prepaid expenses	2,918,532	6,964,950	2,137,765
Total current assets	231,604,505	208,074,429	178,488,049
Non-current assets:
Cash restricted (note 7)	6,614,444	6,609,746	281,527
Goodwill (note 14)	6,626,317	6,626,317	5,761,940
Plant and equipment (note 10)	220,802,427	221,046,709	219,930,265
Oil and gas properties (note 11)	194,671,330	172,483,562	145,768,637
Future income tax benefit	15,694,630	16,912,969	2,740,725
Total non-current assets	444,409,148	423,679,303	374,483,094
Total assets	676,013,653	631,753,732	552,971,143
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 12)	100,911,605	59,372,354	64,173,145
Commodity derivative contracts (note 7)	534,000	-	265,400
Working capital facilities (note 15)	25,164,539	24,626,419	43,320,547
Current portion of Secured loan (note 18)	9,000,000	9,000,000	9,000,000
Current portion of Indirect participation interest (note 19)	540,002	540,002	540,002
Total current liabilities	136,150,146	93,538,775	117,299,094
Non-current liabilities:
Secured loan (note 18)	43,645,264	43,589,278	52,421,319
8% subordinated debenture liability (note 22)	-	-	65,767,840
Deferred gain on contributions to LNG project (note 13)	13,076,272	13,076,272	13,076,272
Indirect participation interest (note 19)	39,640,622	39,559,718	73,316,456
Total non-current liabilities	96,362,158	96,225,268	204,581,887
Total liabilities	232,512,304	189,764,043	321,880,981
Non-controlling interest (note 20)	13,582	13,596	7,305
Shareholders' equity:
Share capital (note 21)	619,565,842	613,361,363	386,424,549
Authorised - unlimited
Issued and outstanding - 43,705,654
(Dec 31, 2009 - 43,545,654)
(Mar 31, 2009 - 36,636,623)
8% subordinated debentures (note 22)	-	-	10,837,394
Contributed surplus	20,639,744	21,297,177	16,644,827
Warrants (note 24)	-	-	2,119,034
Accumulated Other Comprehensive Income	7,259,007	8,150,976	15,460,503
Conversion options (note 19)	13,270,880	13,270,880	17,140,000
Accumulated deficit	(217,247,706)	(214,104,303)	(217,543,450)
Total shareholders' equity	443,487,767	441,976,093	231,082,857
Total liabilities and shareholders' equity	676,013,653	631,753,732	552,971,143

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 26), Going Concern (note 2(b))
On behalf of the Board - Phil Mulacek, Director    Christian Vinson, Director

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InterOil Corporation Consolidated Statement of Operations (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2010	2009
	$	$

Revenue
Sales and operating revenues	177,450,435	160,840,555
Interest	41,549	76,061
Other	1,326,542	745,711
	178,818,526	161,662,327

Expenses
Cost of sales and operating expenses	158,600,338	136,410,715
Administrative and general expenses	8,725,137	7,162,792
Derivative (gains)/losses	946,350	(1,276,710)
Legal and professional fees	1,768,512	1,240,686
Exploration costs, excluding exploration impairment (note 11)	5,276	216,046
Short term borrowing costs	1,037,707	1,064,795
Long term borrowing costs	1,084,344	3,571,146
Depreciation and amortization	3,384,778	3,380,575
Foreign exchange loss	3,078,626	6,389,914
	178,631,068	158,159,959

Income before income taxes and non-controlling interest	187,458	3,502,368

Income taxes
Current (expense)/benefit	(1,979,606)	688,116
Future (expense)/benefit	(1,351,270)	(1,544,934)
	(3,330,876)	(856,818)

(Loss)/income before non-controlling interest	(3,143,418)	2,645,550

Non-controlling interest (note 20)	15	(2,070)

Net (loss)/income	(3,143,403)	2,643,480

Basic (loss)/income per share (note 25)	(0.07)	0.07
Diluted (loss)/income per share (note 25)	(0.07)	0.07
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	43,582,965	35,780,538
Diluted (Expressed in number of common shares)	43,582,965	36,012,528

See accompanying notes to the consolidated financial statements

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InterOil Corporation Consolidated Statement of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2010	2009
	$	$

Cash flows provided by (used in):

Operating activities
Net (loss)/profit	(3,143,403)	2,643,480
Adjustments for non-cash and non-operating transactions
Non-controlling interest	(15)	2,070
Depreciation and amortization	3,384,778	3,380,575
Future income tax asset	1,218,339	329,457
Amortization of discount on debentures liability	-	727,773
Amortization of deferred financing costs	55,986	55,986
Loss on hedge contracts	-	75,100
Timing difference between derivatives recognised and settled	534,000	15,339,450
Stock compensation expense, including restricted stock	1,465,630	1,424,453
Inventory revaluation	27,517	205,546
Oil and gas properties expensed	5,276	216,046
Loss on proportionate consolidation of LNG project	-	724,357
Unrealized foreign exchange gain	(50,284)	(1,933,145)
Change in operating working capital
Increase in trade receivables	(36,652,056)	(1,815,112)
Increase in unrealised hedge gains	-	10,277,125
Decrease in other assets and prepaid expenses	4,045,802	1,020,687
(Increase)/decrease in inventories	(16,171,989)	6,714,079
Increase/(decrease) in accounts payable and accrued liabilities	49,320,104	(20,801,421)
Net cash from operating activities	4,039,685	18,586,506

Investing activities
Expenditure on oil and gas properties	(29,370,236)	(23,620,864)
Proceeds from IPI cash calls	14,199,331	1,972,250
Expenditure on plant and equipment	(3,140,496)	274,719
Proceeds received on sale of exploration assets	13,903,682	-
(Increase)/decrease in restricted cash held as security on borrowings	(5,306,376)	8,903,416
Change in non-cash working capital
(Decrease)/increase in accounts payable and accrued liabilities	(5,167,239)	5,148,486
Net cash used in investing activities	(14,881,334)	(7,321,993)

Financing activities
Proceeds from Clarion Finanz for Elk option agreement	-	3,577,288
Proceeds from Petromin for Elk participation agreement	1,000,000	3,435,000
Proceeds from/(repayments of) working capital facility	538,120	(25,471,855)
Proceeds from issue of common shares/conversion of debt, exercise of warrants, net of transaction costs	4,081,416	868,801
Net cash from/(used in) financing activities	5,619,536	(17,590,766)

Decrease in cash and cash equivalents	(5,222,113)	(6,326,253)
Cash and cash equivalents, beginning of period	46,449,819	48,970,572
Cash and cash equivalents, end of period (note 5)	41,227,706	42,644,319
See accompanying notes to the consolidated financial statements
See note 6 for non cash financing and investing activities

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NON-GAAP EBITDA Reconciliation

Gross Margin is a non-GAAP measure and is “sales and operating revenues” less “cost of sales and operating expenses”.  The following table reconciles sales and operating revenues, a GAAP measure, to gross margin:

Consolidated – Operating results	Quarter ended March 31,
($ thousands)	2010	2009
Midstream – Refining	151,986	145,500
Downstream	109,436	78,400
Corporate	6,395	4,819
Consolidation Entries	(90,366)	(67,879)
Sales and operating revenues	177,450	160,840
Midstream – Refining	(141,413)	(121,439)
Downstream	(100,875)	(73,630)
Corporate (1)	-	-
Consolidation Entries	83,687	58,659
Cost of sales and operating expenses	(158,600)	(136,411)
Midstream – Refining	10,573	24,061
Downstream	8,561	4,770
Corporate (1)	6,395	4,819
Consolidation Entries	(6,679)	(9,220)
Gross Margin	18,850	24,429
(1) Corporate expenses are classified below the gross margin line and mainly relates to ‘Office and admin and other expenses’ and ‘Interest expense’.

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP.  Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

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The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended	2010	2009				2008
($ thousands)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Upstream	(1,964)	574	(29,097)	(669)	(469)	(2,483)	231	10,164
Midstream – Refining	4,402	8,492	8,199	14,134	14,747	(13,976)	17,516	16,329
Midstream – Liquefaction	(563)	(1,200)	(2,119)	(1,379)	(2,361)	(2,501)	(1,570)	(1,784)
Downstream	4,492	4,391	6,542	4,150	3,241	(7,244)	610	7,893
Corporate	4,402	1,765	1,980	1,897	3,051	226	764	(2,155)
Consolidation Entries	(5,910)	(4,884)	(4,092)	(278)	(7,285)	(2,866)	(737)	(3,093)
Earnings before interest, taxes, depreciation and amortization	4,859	9,138	(18,587)	17,855	10,924	(28,844)	16,814	27,354
Subtract:
Upstream	(4,080)	(4,056)	(2,164)	(1,563)	(1,552)	(1,345)	(1,137)	(841)
Midstream – Refining	(1,731)	(1,973)	(1,682)	(1,709)	(1,786)	(2,771)	(2,113)	(2,263)
Midstream – Liquefaction	(342)	(379)	(348)	(333)	(158)	(65)	(63)	(60)
Downstream	(800)	(930)	(1,045)	(1,013)	(1,142)	(2,232)	(885)	(715)
Corporate	(20)	(27)	-	(1,600)	(2,325)	(2,320)	(2,484)	(2,871)
Consolidation Entries	5,687	5,905	3,823	3,141	2,923	2,866	2,636	1,821
Interest expense	(1,286)	(1,460)	(1,416)	(3,077)	(4,040)	(5,867)	(4,046)	(4,929)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	(173)	14,316	-	-	-	0	-	-
Midstream – Liquefaction	0	(8)	(3)	(32)	(12)	(12)	(25)	(49)
Downstream	(2,361)	(411)	(1,398)	(733)	(485)	4,297	82	(3,212)
Corporate	(797)	1,340	(339)	(800)	(359)	(163)	(21)	(123)
Consolidation Entries	0	(3)	(1)	(2)	(2)	4	(3)	(2)
Income taxes and non-controlling interest	(3,331)	15,234	(1,741)	(1,567)	(858)	4,126	33	(3,386)
Upstream	(138)	(144)	(132)	(150)	(112)	(175)	(134)	(135)
Midstream – Refining	(2,572)	(2,765)	(2,755)	(2,801)	(2,611)	(2,742)	(2,742)	(2,723)
Midstream – Liquefaction	(6)	(7)	(10)	(20)	(20)	(19)	(19)	(16)
Downstream	(660)	(679)	(658)	(662)	(651)	(722)	(693)	(582)
Corporate	(41)	(43)	(40)	(174)	(18)	(19)	(18)	(16)
Consolidation Entries	32	33	33	32	32	33	33	33
Depreciation and amortisation	(3,385)	(3,605)	(3,562)	(3,775)	(3,380)	(3,644)	(3,573)	(3,439)
Upstream	(6,182)	(3,626)	(31,392)	(2,382)	(2,134)	(4,003)	(1,039)	9,188
Midstream – Refining	(74)	18,071	3,762	9,624	10,349	(19,490)	12,660	11,345
Midstream – Liquefaction	(911)	(1,593)	(2,481)	(1,764)	(2,551)	(2,596)	(1,677)	(1,910)
Downstream	671	2,371	3,440	1,742	964	(5,900)	(886)	3,384
Corporate	3,544	3,034	1,601	(677)	350	(2,276)	(1,759)	(5,165)
Consolidation Entries	(191)	1,050	(236)	2,893	(4,332)	38	1,929	(1,241)
Net profit/(loss) per segment	(3,143)	19,307	(25,306)	9,436	2,646	(34,227)	9,228	15,601
(1)	The inter-company interest charges have been restated for quarter ended March 31, 2008 and June 30, 2008 to reflect transfer of certain inter-company loan balances to inter-company investments.

(2)
During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream – Liquefaction segments to reflect a more accurate view of its segment results.  The prior year comparatives have been reclassified to conform to the current classification.

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About InterOil Corporation
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

Forward Looking Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular the estimates of resources, the potential for a proposed condensate stripping facility in joint venture with Mitsui, the transportation of a drilling rig to PNG, the asset sale process, underpin the development of a proposed liquefaction plant, additional supply arrangements, and business plans and strategies. Statements relating to ‘resources’ are forward looking, as they involve the applied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities estimated. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

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The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. We include in this press release resource estimates other than proved reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC.

Resource Information
InterOil currently has no production or reserves as defined in Canadian National Instrument 51-101 or under the definitions established by the United States Securities and Exchange Commission.

Contingent resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources. The following contingencies must be met before the resources can be classified as reserves: (i) Sanctioning of the facilities required to process and transport marketable natural gas to market, (ii) confirmation of a market for the marketable natural gas and condensate, and (iii) determination of economic viability.

Although a final project has not yet been sanctioned, pre - Front End Engineering and Design (FEED) studies are ongoing for liquid natural gas (LNG) and condensate stripping operations as options for monetization of the gas and condensate.

The “low” estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. With the probabilistic methods used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate. The “best” estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. With the probabilistic methods used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate. The “high” estimate is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. With the probabilistic methods used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate. The accuracy of resource estimates are in part a function of the quality and quantity of the available data and of engineering and geological interpretation and judgment. Other factors in the classification as a resource include a requirement for more delineation wells, detailed design estimates and near term development plans. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of the seismic and well data. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well data.

A summary of the contingent resources is set forth under the heading of “Resources” in InterOil’s Annual Information Form for the year ended December 31, 2009, and a copy of the evaluation of InterOil’s contingent resources as prepared by GLJ Petroleum Consultants Ltd. is available on InterOil’s website at www.interoil.com under the F.A.Q. tab.

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BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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